Exhibit 99.3

Fuel Systems Solutions Co-Founder Calls on Board to Provide an Update on the Status of the Westport Transaction

Calls on the Board of Directors to Provide an Update on the Status of the Transaction and of the Special Meeting of Stockholders Adjourned in March

Beneficial Owner of Approximately 8.7% of Outstanding FSS Shares Sends Letter to FSS Board of Directors

Restates Concern that the Cartesian Agreement Significantly Alters the Future of Westport

Cherasco, Italy – April 11, 2016 - Pier Antonio Costamagna, a co-founder of Fuel Systems Solutions, Inc. (“FSS”) (NASDAQ: FSYS) today sent a letter to the board of directors of FSS calling for an update on the status of FSS’ proposed merger with Westport Innovations, Inc. (“Westport”) (TSX:WPT / NASDAQ:WPRT). Mr. Costamagna additionally reiterated his intent to vote against the proposed merger of Westport and FSS, should a special meeting of stockholders be held. Mr. Costamagna has sole voting power over 1,576,043 shares of FSS common stock, representing approximately 8.7% of outstanding shares.

A copy of the letter follows:

Fuel Systems Solutions, Inc.

780 Third Avenue, 25th Floor

New York, New York 10017

Members of the Board:

As one of the largest stockholders of Fuel Systems Solutions, Inc. (“FSS”), I am writing to you to express my concern over the future of FSS following a combination with Westport Innovations, Inc. (“Westport”). I hold sole voting power over 1,576,043 shares of FSS common stock, representing approximately 8.7% percent of the outstanding shares of FSS common stock as of April 8, 2016.

I am surprised to see that you have yet to provide stockholders with an update on the status of the special meeting of stockholders adjourned in March. Nor have you filed an updated proxy statement for the amended transaction. You committed to announce a new date for the special meeting four days following your last public statement on March 18, 2016.

It has now been nearly three weeks of silence. This is unacceptable.

Your stockholders deserve clarity as to the future of our company. This uncertainty is not sustainable for FSS investors, customers or employees. This uncertainty is value destroying for all stakeholders. As a stockholder concerned for the future of my investment in FSS, I, along with all FSS stockholders, deserve an update as to when or if the special meeting will be reconvened, the status of the proposed merger and the future of FSS.

Further adding to the need for clarity, I am not alone in my concern over how a merger with Westport will impact my future investment as an FSS stockholder. In light of Westport’s disappointing earnings results and the concerns I raised to you last week, Lloyd I. Miller III, the beneficial owner of more than 725,000 shares of common stock of FSS, representing approximately 4% of the outstanding shares, changed his voting intention to undecided. His letter echoed my concerns over how significantly Westport and this transaction have changed since this deal was first announced on September 1, 2015.

It is clear to me that your investors are demanding a response.

However, in the week since I sent my letter the board has failed to formally communicate with me in any way. This silence is troubling to me as a holder of a significant stake in this company and someone who spent years directly contributing to the organization’s success.

I will restate again that my concern over the future of FSS within Westport centers around the $71 million investment in Westport by Cartesian Capital Group (“Cartesian”) announced on January 11, 2016.

My view is that the Cartesian investment agreement is not only a significant burden of debt to incur, but also that the rights gained by Cartesian alter the future of Westport in a way that could negatively impact FSS investors. Specifically, the $71 million investment gives Cartesian:

•	a direct position in the financial success of HPDI, arguably the biggest piece of Westport’s future growth;

•	convertible notes that could eventually dilute stockholders;

•	ownership of certain Westport assets to be completed by May 30, 2016;

•	a stake in future joint ventures to develop products;

•	a position on the board; and

•	specific rights over Westport’s business including, consent rights with respect to material acquisitions or material dispositions of any of its subsidiaries. How these rights were altered is not adequately addressed in the announcement of the amended merger agreement.

While Westport’s business continues to show an inability to stem its decline, FSS has comparatively been a source of stability with positive adjusted EBITDA the past four quarters and even a growing cash position between the second and third quarter of 2015. Alternatively, investors have only seen Westport burn through approximately $65 million in the past five quarters with consistent negative adjusted EBITDA.

Based simply on this financial profile, the burdensome Cartesian agreement and my general outlook for Westport, I am of the belief that my investment is better suited in a standalone FSS at this time. For that reason, I intend to vote AGAINST the proposal to adopt the merger agreement and approve the merger at the special meeting.

Thank you.

Sincerely,

/s/ Pier Antonio Costamagna
Pier Antonio Costamagna